Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Registration Statement No. 333-213532)

The following presentation materials will be used by the Company at one or more investor relations conferences, or meetings with analysts or existing or potential investors, during the fourth quarter of 2016.

First Midwest Bancorp, Inc.

Presentation Materials

November 17, 2016

First Midwest Bancorp

Company Overview

Key Financial Metrics and Profile Information

Financials ($mm)	3Q16	Pro Forma[1]
Total Assets:	$11,578	$13,996
Gross Loans (HFI):	$8,172	$9,988
Loans / Deposits:	*90%*	*89%*
Total Deposits:	$9,106	$11,240
Headquarters		Itasca, IL
Long-Term Issuer Credit Rating (Moody's / S&P / Fitch)		Baa2 / BBB- / BBB-
Management		
President & CEO:		Mike Scudder
Senior EVP & COO:		Mark Sander
EVP & CFO:		Paul Clemens

Pro Forma Branch Footprint [1]



WI
IL
IA
IN
Kenosha
McHenry
Kane
DuPage
Cook
DeKalb
Kendall
Scott
Rock Island
Knox
La Salle
Grundy
Porter
Jasper
Newton
Champaign
Vermilion

Loan and Deposit Composition [2]

Loans



Ag. 5%
Own. Occ. CRE 12%
Investor CRE 31%
Consumer 17%
C&I 35%

Total Loans: $8.2bn
Loans / Deposits: 90%

Deposits[3]



Money Market 18%
Now 19%
Time 14%
Savings 18%
Demand 31%

Total Deposits: $9.1bn

Overview and Recent Developments

- Premier Chicago-based franchise / long tenured institution
  - Serves communities in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa
- Announced agreement to acquire Standard Bancshares in Jun-16
  - $365mm deal value (1.35x TBV; 18.4x LTM earnings)[4]
  - $2.5bn in assets and $2.2bn in deposits
  - Significantly bolsters Chicago metro banking platform
- Recent acquisition of NI Bancshares for $70mm, adding $678mm in assets ($595mm in deposits) and over $700 million in trust assets under management
- Recently completed sale-leaseback transaction with cash proceeds of $150mm which provides incremental flexibility with respect to branch network

Source: Company and Standard Bancshares regulatory filings and SNL Financial
Note: Financial information reflects data as of September 30, 2016.
[1] Pro forma amounts reflect Standard Bancshares as reported in regulatory filings.
[2] Loan and deposit mix per Company filings.
[3] Averages for the quarter ended September 30, 2016.
[4] Based on First Midwest's June 28, 2016 closing stock price of $16.11.

Investment Highlights

1. Premier Midwest-Based Commercial Bank with Attractive Operational Footprint
2. Relationship-Driven Strategy Provides Solid Core Deposit Foundation
3. Diversified Loan Portfolio and Disciplined Underwriting Drive Strong Credit
4. Consistent Operating Performance
5. Track Record of Integrating Accretive, Attractive Acquisitions

Premier Midwest-Based Commercial Bank

Attractive Operational Footprint in Opportunity-Rich Environment

A Premier, Growing Financial Institution[1]

- $11.6 billion in total assets ($14.0 billion pro forma)
  - 5th largest Illinois-based bank
- $9.1 billion in total deposits ($11.2 billion pro forma)
  - 86% core deposits[2]
  - 91% metro Chicago
  - 110 branch locations
- $8.2 billion in total loans HFI ($10.0 billion pro forma)
  - Distributed across diverse business lines
  - 83% corporate
- $8.5 billion in assets under management
  - Up 27% since 2013

Pro Forma Branch Network[1]



WI
IL
IA
IN
Kenosha
McHenry
Kane
Cook
Scott
Rock Island
Knox
Porter
Jasper
Newton
Champaign
Vermilion

Pro Forma Footprint Characteristics[1]

- Leading pro forma deposit share in targeted segments
  - #1 in Grundy County
  - #2 in South Cook County[3]
  - #2 in Will County
  - #3 in Lake (IN) County
- Density of branch network provides significant opportunity for enhanced service delivery and efficiency

Market Presence[4]

	First Midwest	
MSA	Deposits ($mm)	Share Rank
Chicago, IL	$8,273	12
Davenport, IA	$427	6
Danville, IL	$151	4
Galesburg, IL	$103	5
Ottawa, IL	$69	19
Champaign-Urbana, IL	$27	26
Total	$9,050	-

Source: Company and Standard Bancshares regulatory filings and SNL Financial
Note: Data as of September 30, 2016, unless otherwise noted.
[1] Pro forma amounts reflect Standard Bancshares as reported in regulatory filings.
[2] Includes demand, savings, money market, and NOW accounts.
[3] South Cook County represents those cities located within the marketplace as defined by the Chicago Tribune.
[4] Data as of June 30, 2016.

First Midwest Bancorp, Inc.

Low Cost Core Funding

($ in millions)

Average Deposits and Composition



$6,637
$6,800
$7,208
$8,096
$8,798
23%
18%
16%
16%
27%
19%
19%
17%
17%
28%
17%
19%
17%
17%
30%
15%
19%
17%
18%
31%
14%
19%
18%
19%
30%
86% Core
2012
2013
2014
2015
3Q16 (1)
Demand Deposits
Savings Deposits
NOW Accounts
Money Market Deposits
Time Deposits

Core Deposits (4)	77%	81%	83%	85%	86%

Average Cost of Deposits



0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.43%
0.27%
0.22%
0.23%
0.20%
0.27%
0.18%
0.14%
0.12%
0.11%
2012
2013
2014
2015
3Q16 (2)
FMBI
Peers (3)

Our Relationship-Driven Strategy Provides a Strong Core Deposit Foundation

Source: Company filings and SNL Financial
(1) Averages for the nine months ended September 30, 2016.
(2) For the twelve months ended September 30, 2016.
(3) Peers include CBU, CFR, FFBC, FNB, FRME, MBFI, ONB, PFS, PNFP, PRK, TCBI, TRMK, UBSI, UMBF, UMPQ, VLY, WSBC and WTFC.
(4) Includes demand, savings, money market, and NOW accounts.

Diversified Loan Portfolio

($ in millions)

Growing, Diversifying Our Loan Portfolio[1]


18% CAGR in Gross Loans Held-for-Investment
$5,190
$711
$1,615
$963
$1,900
$5,580
$748
$1,747
$933
$2,152
$6,657
$911
$2,175
$960
$2,612
$7,131
$1,147
$2,141
$931
$2,912
$8,147
$1,353
$2,566
$969
$3,259
2012
2013
2014
2015
3Q16
C&I and Agricultural
Owner Occupied CRE
Investor CRE
Consumer

Meaningful Improvement in Credit Trends


$140
2.68%
$120
2.13%
$92
1.37%
$62
0.86%
$78
0.96%
2012
2013
2014
2015
3Q16
NPAs(2)
NPAs(2) / Loans + OREO

Balanced Portfolio and Disciplined Underwriting Drive Strong Credit

Source: Company filings and SNL Financial
Note: Loan portfolio data as of end of period.
[1] Excludes loans classified as held-for-sale and covered loans.
[2] Non-performing assets ("NPAs") are defined as nonaccrual loans + loans 90 days or more past due + accruing TDRs + OREO, excluding covered loans and covered OREO.

First Midwest Bancorp, Inc.

Consistent Operating Performance
($ in millions)



Net Interest Margin
4.00%
3.85%
3.70%
3.55%
3.40%
3.86%
3.68%
3.69%
3.68%
3.65%
2012
2013
2014
2015
3Q16(1)



Fee Income Ratio
31.0%
29.0%
27.0%
25.0%
23.0%
25.9%
28.1%
27.8%
28.3%
28.9%
2012
2013
2014
2015
3Q16(1)



Efficiency Ratio
68.0%
66.0%
64.0%
62.0%
60.0%
67.1%
64.2%
64.6%
63.6%
62.8%
2012
2013
2014
2015
3Q16(1)



Pre-Tax Pre-Provision Earnings
$200
$150
$100
$50
$-
$134
$137
$152
$167
$191
2012
2013
2014
2015
3Q16(1)

Source: Company filings and SNL Financial
Note: Metrics presented are non-GAAP financial measures. See the accompanying "Non-GAAP Reconciliation" slides for detail.
(1) For the twelve months ended September 30, 2016.

First Midwest Bancorp, Inc.

Recent, Attractive Transactions

($ in billions)

Recent Acquisition History

Target Company	Year Founded	Close Date	At Announcement Assets	At Announcement Deposits	FDIC Assisted
Bank Acquisitions					
Standard Bancshares	1947	Pending	$2.5	$2.2	–
NI Bancshares	1867	Mar-2016	$0.6	$0.6	–
Peoples Bancorp	1999	Dec-2015	$0.1	$0.1	–
Great Lakes Financial	1896	Dec-2014	$0.6	$0.5	–
Waukegan Savings Bank	1924	Aug-2012	$0.1	$0.1	✓
Branch Acquisitions					
Popular Community Bank	–	Aug-2014	$0.7	$0.7	–
Specialty Finance Acquisitions					
National Machine Tool	–	Sep-2014	NA	NA	–

Driving Operating Leverage



3.60%
3.40%
3.20%
3.00%
2.80%
3.30%
3.10%
3.27%
3.17%
3.16%
2012
2013
2014
2015
3Q16[(1)]
Noninterest Expenses / Avg Assets

Balance of Acquired and Organic Asset Growth[(2)]



Acquisitions
Organic Growth
Total Asset CAGR: 16%
Organic Asset CAGR: 5%
$8.1
$1.0
$7.1
$8.3
$1.0
$7.3
$9.4
$2.3
$7.1
$9.7
$2.4
$7.3
$10.7
$3.1
$7.6
$14.0
$5.5
$8.5
2012
2013
2014
2015
1Q16
3Q16[(3)]

Source: Company and Standard Bancshares regulatory filings and SNL Financial.
Note: Data as of end of period.
(1) For the twelve months ended September 30, 2016.
(2) Assumes reported assets less acquired assets (based on closed acquisitions at that time) is equivalent to organic asset growth.
(3) Includes pending and recently completed transactions.

Financial Review

Financial Highlights
($ in millions)

	Years Ended			'13-'15	Quarters Ended			Growth	
	2013	2014	2015	CAGR	3Q15	2Q16	3Q16	Q-o-Q	Y-o-Y
Net Income	$ 79.3	$ 69.3	$ 82.1	2%	$ 23.3	$ 25.3	$ 28.4	12%	22%
Core Earnings	$ 67.9	$ 76.8	$ 87.2	13%	$ 23.1	$ 25.3	$ 25.5	1%	10%
Average Tangible Common Equity	$ 693	$ 753	$ 800	7%	$ 803	$ 866	$ 892	3%	11%
Average Total Assets	$ 8,278	$ 8,678	$ 9,702	8%	$ 9,876	$ 10,969	$ 11,322	3%	15%
Diluted Earnings per Share	$ 1.06	$ 0.92	$ 1.05	0%	$ 0.30	$ 0.31	$ 0.35	12%	7%
Core Earnings per Share	$ 0.92	$ 1.03	$ 1.13	11%	$ 0.30	$ 0.32	$ 0.32	0%	7%
ROATCE[1]	11.6%	9.3%	10.4%	-111 bps	11.7%	11.9%	12.8%	90 bps	110 bps
Core ROATCE[1]	10.1%	10.4%	11.2%	112 bps	11.7%	12.1%	11.7%	-40 bps	0 bps
ROAA[1]	0.94%	0.79%	0.84%	-11 bps	0.94%	0.93%	1.00%	7 bps	6 bps
Core ROAA[1]	0.82%	0.88%	0.90%	8 bps	0.94%	0.93%	0.90%	-3 bps	-4 bps

Building performance as we grow and navigate the current market environment

Source: Company filings
Note: Balance sheet data as of end of period.
Note: Core metrics are non-GAAP financial figures and exclude the impact of certain significant transactions including acquisition and integration related expenses associated with completed and pending acquisitions and property valuation adjustments related to strategic branch initiatives.
[1] Represents return on average tangible common equity ("ROATCE") and return on average assets ("ROAA").

Driving Greater Total Revenue and Efficiency

($ in millions)

Operating Revenue and Noninterest Expense Trend



11% CAGR in Operating Revenue(3)
$363
$97
$268
$266
$366
$106
$257
$260
$388
$111
$270
$277
$439
$127
$297
$312
$482
$142
$317
$340
2012
2013
2014
2015
3Q16(1)
Net interest income
Fee-Based Revenues
Adj. Noninterest Expense(2)

Y-o-Y Growth

	2012	2013	2014	2015	3Q16
Revenues	(3.4)%	0.9%	5.9%	13.1%	9.7%
Expenses[2]	2.1%	(4.0)%	5.1%	10.1%	6.6%

- **Earning Asset Growth Offsetting Pressure on Margin**
  - Loan growth provides leverage, earnings
  - Expanding fee-based businesses
  - LTM 3Q16 net interest margin stable at 3.65%
- **Balanced Business Investment**
  - Investment in human capital, distribution and brand
  - Prudent and optimal resource allocation
- **Leveraging Efficiency**
  - Continues trend of improving efficiency ratio from 64% in 2015 to 63% for LTM 3Q16
    - Aided by integration of the acquisition of NI Bancshares
  - Since 2012, total revenues have grown 33%, outpacing the 18% growth of adjusted noninterest expenses for LTM 3Q16

Source: Company filings

Note: Net interest margin presented with net interest income on a fully tax-equivalent basis (non-GAAP financial measure) with an assumed tax rate of 35%.

[1] For the twelve months ended September 30, 2016.

[2] A non-GAAP financial measure which excludes acquisition and integration related expenses and property valuation adjustments related to strategic branch initiatives.

[3] This includes net interest income and fee-based revenues.

First Midwest Bancorp, Inc.

Building Our Fee-Based Businesses
($ in millions)

Fee Income Composition and Trend



11% CAGR in Fee-Based Revenue
$97
$4
$3
$11
$21
$22
$37
$106
$8
$5
$11
$22
$24
$37
$111
$8
$4
$11
$24
$26
$37
$127
$14
$6
$12
$27
$29
$40
$142
$20
$8
$13
$28
$32
$41
2012
2013
2014
2015
3Q16(1)
Deposit service charges
Wealth management
Card-based fees
Merchant servicing
Mortgage banking
Other

- **Enhanced Fee-Based Revenues**
  - Up 46% since 2012
  - As of LTM 3Q16, the fee income ratio(2) was 29%
  - Growth sourced across multiple diverse business lines
- **Key Drivers of Fee-Based Revenue Growth since 2015 as of LTM 3Q16**
  - Mortgage Banking up 46%
  - Wealth Management up 10%
  - Card-based fees up 5% and Merchant Servicing up 6%
  - Other fee-based revenues up 45%
    - Equipment finance and leasing
    - Capital products and derivative sales
- **Expected 2017 impact of becoming subject to Durbin Amendment interchange limits to be offset by full-year benefits of Standard Bancshares and NI Bancshares acquisitions**

Source: Company filings
Note: Fee income ratio shown with net interest income on a fully tax-equivalent basis (non-GAAP financial measure) with an assumed tax rate of 35%.
(1)For the twelve months ended September 30, 2016.
(2)The fee income ratio (a non-GAAP financial measure) represents fee-based revenues as a percent of fee-based revenues plus tax-equivalent net interest income.

Loan Portfolio Review and Credit Trends
($ in millions)

Loan Portfolio Composition as of September 30, 2016 (1)


Ag.
5%
Own. Occ.
CRE
12%
Investor
CRE
31%
C&I
35%
Consumer
17%

Total Loans: $8.2bn
Loans / Deposits: 90%

Non-Performing Assets(2)


$140
2.68%
$120
2.13%
$92
1.37%
$62
0.86%
$78
0.96%
2012
2013
2014
2015
3Q16
NPAs(2)
NPAs(2) / Loans + OREO

Allowance for Credit Losses


$103
1.91%
$87
1.52%
$75
1.11%
$75
1.05%
$86
1.06%
2012
2013
2014(3)
2015(3)
3Q16(3)
Allowance for Credit Losses
Allowance for Credit Losses / Loans

Net Charge-Offs


$177
3.26%
$30
0.55%
$32
0.52%
$20
0.29%
$17
0.23%
2012
2013
2014
2015
3Q16(4)
Net Charge-Offs
NCOs / Avg Loans (%)

Source: Company filings and SNL Financial
(1) Loan mix per company filings.
(2) Non-performing assets ("NPAs") are defined as nonaccrual loans + loans 90 days or more past due + accruing TDRs + OREO, excluding covered loans and covered OREO.
(3) Includes acquired loans that are recorded at fair value through an acquisition adjustment, which incorporated credit risk as of the acquisition date with no allowance for credit losses ("ACL") being established at that time. As the acquisition adjustment is accreted into income over future periods, an ACL is established as necessary to reflect credit deterioration. Excluding acquired loans, the ACL to loans was 1.24% for 2014,1.11% for 2015 and 1.13% for 3Q16.
(4) For the twelve-months ended September 30, 2016.

Diversified Commercial Portfolios

Commercial and Industrial Loans by Industry[1]



Retail Trade
Other
Construction
Manufacturing
Waste Mgmt
Wholesale Trade
Professional Services
Transportation / Warehousing
Health Care
Finance and Insurance
Real Estate/ Rental/Leasing

Non-Accrual Commercial and Industrial Loans[3]



$25.9
1.6%
$11.8
0.6%
$22.7
1.0%
$5.6
0.2%
$13.8
0.5%
2012
2013
2014
2015
3Q16
Non-Accrual C&I Loans
% of Total C&I Loans

Commercial Real Estate by Property Type[2]



Auto dealers
Service stations
Other
Multi-family
Recreational
Restaurants
Warehouses and storage
Office
Rental properties
Construction
Industrial
Retail

Non-Accrual Commercial Real Estate Loans[3]



1.8%
$46.4
1.2%
$33.4
0.9%
$27.6
0.5%
$14.2
0.6%
$21.6
2012
2013
2014
2015
3Q16
Non-Accrual CRE Loans
% of Total CRE Loans

Note: Data as of end of period.
(1) Source: Company data by North American Industry Classification System (NAICS) codes. Other consists of industries that each comprise less than 3% of C&I loans.
(2) Source: Company data by collateral type. Other consists of hotels, religious, and other collateral types that comprise less than 3% of the CRE loan portfolio.
(3) Source: Company filings.

First Midwest Bancorp, Inc.

Liquidity and Asset Sensitivity

Liquidity Metrics

Cash and Securities / Total Assets



25.0%
23.0%
21.0%
19.0%
17.0%
15.0%
23.4%
21.8%
19.8%
18.2%
22.1%
2012
2013
2014
2015
3Q16

Loans / Deposits



92.0%
88.0%
84.0%
80.0%
76.0%
80.7%
84.5%
85.4%
88.4%
89.7%
2012
2013
2014
2015
3Q16

Interest Rate Sensitivity

Available-for-Sale Securities Effective Duration[1]



6.00%
5.00%
4.00%
3.00%
2.00%
3.33%
4.68%
3.16%
3.39%
3.24%
2012
2013
2014
2015
3Q16

Net Interest Income Sensitivity to +100 bps



8.0%
6.0%
4.0%
2.0%
3.0%
4.6%
4.2%
6.2%
7.0%
2012
2013
2014
2015
3Q16

Source: Company filings and SNL Financial
Note: Balance sheet data as of end of period.
[1] The effective duration represents the estimated percentage change in the fair value of the securities portfolio given a 100 bps increase or decrease in interest rates. Used to evaluate the portfolio's price volatility at a single point in time and is not intended to be a precise predictor of future fair values or liquidity since those values will be influenced by a number of factors.

First Midwest Bancorp, Inc.

Capital Position

September 30, 2016 FMBI Capital Position



9.4%
9.9%
12.3%
8.9%
Common Equity Tier 1
Tier 1 Risk Based Capital
Total Risk Based Capital
Tier 1 Leverage

Source: Company filings

Review of Recent Developments

Standard Bancshares

Company Overview

Long Tenured, Community Banking Franchise

- Founded in 1947
- Strong south metro county deposit share in Grundy - #1, Lake (IN) - #9, Will - #10 and South Cook[1] - #12
- Established commercial banking operations, supported by strong deposit share, 35 locations
- Financial snapshot as of September 30, 2016
  - $2.4 billion in total assets
  - $2.1 billion in deposits (81% core[2])
  - $1.8 billion in loans

Earnings Momentum



'13-3Q16 LTM CAGR: 33.4%
$(30.8)
$8
$14
$21
$18
2012
2013
2014
2015
3Q16[3]

Sizeable, Diverse Loan Portfolio [4]

Loans



Owner Occ. CRE 30%
Investor CRE 26%
Cons. 14%
C&I 27%
Ag. 2%

Total Loans: $1.8bn
Loans / Deposits: 85.8%

Deposits



Money Market 21%
Time 19%
Demand 33%
Savings 12%
Now 15%

Total Deposits: $2.1bn

Improved Credit Quality, Lower Non-Performing Assets[5]



NPAs have been reduced by 26.8% since 2013.
$72.5
$76.8
$73.1
$63.0
$56.2
4.58%
4.59%
4.09%
3.36%
3.07%
2012
2013
2014
2015
3Q16
NPAs[5]
NPAs[5] / Loans + OREO

Source: Standard Bancshares regulatory filings and SNL Financial.
Note: Balance sheet data as of end of period.
[1] South Cook County as defined by the Chicago Tribune.
[2] Includes demand, savings, money market, and NOW accounts.
[3] For the twelve months ended September 30, 2016.
[4] Loan and deposit mix per company reports.
[5] Non-performing assets ("NPAs") are defined as nonaccrual loans + loans 90 days or more past due + accruing TDRs + OREO, excluding covered loans and covered OREO.

First Midwest Bancorp, Inc.

Standard Bancshares

Compelling Strategic Rationale

Key Strategic Elements	• Strengthens First Midwest's position as the premier bank for business in our markets, adding leadership and depth to our commercial banking team and providing significant opportunities to grow through broader product and service offerings • Greatly enhances our metro Chicago banking platform, leverages our leading south metro market position and furthers expansion into northwest Indiana • Maximizes our superior consumer experience, providing broader and more efficient distribution while building on our nationally recognized service delivery • Strengthens an exceptional core deposit franchise • Creates significant and achievable operating efficiencies through our combined scale
Financially Attractive	• Full year EPS accretion estimated at $0.18 or 12.6% in 2018 • Tangible book value per share dilution of $0.57 or 5.1% with 3.75 year earn back based on "crossover" method and 3.5 year earn back based "simple" method[1] • IRR in excess of 15%
Lower-risk Opportunity	• Well established in-market franchise with nearly 70-year history • Complementary customer mix and relationship-based focus on clients and communities • CEO and certain key executives retain market leadership positions beyond closing • Successful, experienced acquiror with infrastructure and capacity to grow, facilitated by proximity of operational platforms

[1] Calculations include all acquisition expenses.

Strategic Branch Initiative

Sale-Leaseback | Transaction Summary

- Sold 55 properties for $150 million on September 27, 2016.
- Entered into leases on the same properties simultaneously with closing of the transaction, with market terms ranging from 11 to 14 years and protected by five 5-year renewal options

1. **Strategically Attractive**
   - Creates long-term flexibility to manage branch distribution as customer use evolves
   - Consistent with other corporate initiatives to drive efficiency and optimize footprint
   - Rebalances pro forma branch network from predominantly owned to predominantly leased
2. **Financially Attractive**
   - Capitalizing $88mm pre-tax gain, with $5.5mm net gain recognized at closing; remainder to be deferred and recognized over term of leases
   - Deferred gain recognition will substantially offset occupancy expense in future periods
   - $150mm of proceeds available for reinvestment
   - Acceleration of gain into retained earnings due to accounting changes effective 2019

Crossing $10bn Threshold

Operating as a Larger Company

Unique to $10bn+ Asset Size	Observations
• **Increased Regulatory Requirements:** — 2016: Oversight by CFPB — 2018: Risk Management Committee — 2018: Expanded stress testing and DFAST reporting	• **Planning for CFPB oversight, enhanced risk management, and DFAST has been underway for several years** • **Dedicated, experienced resources already in place to manage enhanced requirements**
• **Effective Beginning 3Q17: Interchange Revenue Impact** — Costs ~$0.05-$0.07 / share after-tax in interchange revenue annually, beginning 7/1/17	• **Impact expected to be offset by full year benefits of Standard Bancshares and NI Bancshares acquisitions** • **Long-term effort to drive greater efficiencies**

Building Our Future

The Ability to Leverage Capital, Infrastructure

Growth and Scale

We have surpassed $10 billion in total assets

- Costs ~$0.05-$0.07 / share after-tax in interchange revenue annually, beginning 7/1/17
- Regulation by CFPB
- DFAST required in 2018
- Additional regulatory expectations



2013
$8.3 billion
Today
$11.6 billion
Pro Forma
$14.0 billion[1]
Greater than
$15.0 billion

Growth, scale allows:

- Better leveraging of control infrastructure
- Broader lending, revenue streams
- Succession, talent development
- Alignment with strategic priorities

Near term focus remains on integration

[1] Pro forma amounts reflect Standard Bancshares as reported in regulatory filings.

Well Positioned for Growth and Future Opportunities

Strategy and Future Opportunities

Leveraging Our Strengths

- Engaged, talented team
- Strong balance sheet, well-positioned for rising rates
- Attractive markets, growing opportunities
- Significant capital and liquidity

Environment Creating Opportunities, Consolidation Expected

- Locally, 41 banks between $350 million and $4 billion in assets(1)
- Opportunities expected in adjacent Midwest markets

We Are a Compelling Partner

- Solid reputation, culture
- Strong capital, capacity, experience

Actively Pursuing Our Corporate Priorities

- Building the highest quality team
- Diversifying / growing loans and revenue
- Balancing investment and risk

Adjacent Midwest Markets



WI
IA
IL
MI
IN
Milwaukee
Grand Rapids
Chicago
Iowa City
Moline
Springfield
St. Louis
Champaign
Indianapolis
I74 / I55
90
94
88
80
55
57
65
69
74
72
70
64

Source: SNL Financial
(1) Reflects data for the Chicago-Naperville-Elgin, IL-IN-WI (Metro) MSA.

First Midwest Bancorp, Inc.

Investment Highlights

1. Premier Midwest-Based Commercial Bank with Attractive Operational Footprint
2. Relationship-Driven Strategy Provides Solid Core Deposit Foundation
3. Diversified Loan Portfolio and Disciplined Underwriting Drive Strong Credit
4. Consistent Operating Performance
5. Track Record of Integrating Accretive, Attractive Acquisitions

Appendix

Key Metrics
($ in millions)

	Years Ended 2012	Years Ended 2013	Years Ended 2014	Years Ended 2015	As of / For the 12 Months Ended 3Q15	As of / For the 12 Months Ended 3Q16
Balance Sheet						
Total Assets	$ 8,100	$ 8,253	$ 9,445	$ 9,733	$ 9,935	$ 11,578
Total Deposits	$ 6,672	$ 6,766	$ 7,888	$ 8,098	$ 8,296	$ 9,106
Gross Loans	$ 5,388	$ 5,714	$ 6,737	$ 7,162	$ 6,926	$ 8,172
Loans / Deposits	81%	84%	85%	88%	83%	90%
Operating Performance						
Net Interest Margin [1]	3.86%	3.68%	3.69%	3.68%	3.72%	3.65%
Fee Income Ratio [1]	25.9%	28.1%	27.8%	28.3%	27.7%	28.9%
Adjusted Noninterest Expense / Average Assets [2]	3.30%	3.10%	3.11%	3.15%	3.10%	3.09%
Credit Quality						
NCOs / Average Loans	3.26%	0.55%	0.52%	0.29%	0.28%	0.23%
NAL Coverage [3]	1.1 x	1.2 x	1.1 x	2.5 x	2.2 x	1.9 x
NALs / Gross Loans [3]	1.63%	1.07%	0.90%	0.40%	0.47%	0.54%
Capital Adequacy						
TCE / TA	8.4%	9.1%	8.4%	8.6%	8.5%	8.0%
Tier 1 Common	9.3%	10.4%	9.5%	9.7%	10.0%	9.4%
Total RBC	11.9%	12.4%	11.2%	11.1%	11.4%	12.3%

Source: Company filings
Note: Balance sheet data as of end of period.
[1] Metrics presented with net interest income on a fully tax-equivalent basis (non-GAAP financial measure) with an assumed tax rate of 35%.
[2] Excludes acquisition and integration related expenses (non-GAAP financial measure).
[3] Excludes covered loans and covered OREO.

Standard Bancshares

Key Transaction Terms

Purchase Price	• $365 million implied aggregate consideration[1] • 100% stock consideration, other than for options and stock settled rights
Valuation Multiples[1] [2]	• 1.35x tangible book value per share • 18.4x LTM earnings • 9.7x LTM earnings including fully phased-in after-tax cost savings
Primary Transaction Assumptions	• 40% reduction in Standard's total noninterest expense base (75% in 2017 and 100% in 2018) • Loan credit mark of 2.75%, conservatively exceeding reserve levels of 0.90%, as of May 31, 2016 • $(18.6) million interest rate mark, accreted over 3 years • Core deposit intangible of 1.50% amortized straight line over 10 years • Transaction costs estimated to be $34.5 million, pre-tax
Capital	• Expected capital levels will exceed "Well-Capitalized" regulatory guidelines
Closing	• Targeting late 2016 or early 2017 close and system conversion • Subject to regulatory approvals, shareholder approvals and other closing conditions • Standard principal shareholders and all of its directors have entered into agreements to vote in favor of and to support the transaction

[1] Based on First Midwest's June 28, 2016 closing stock price of $16.11.
[2] Transaction multiples as of or for the 12 month ended March 31, 2016.

Compatible, Diverse Portfolios

Loan & Deposit Mix

Total Loans Composition

First Midwest



Ag. 5%
Owner Occ. CRE 12%
Investor CRE 31%
C&I 35%
Cons. 17%

Total Loans: $8.2bn
Loans / Deposits: 90%

Standard Bancshares



Ag. 2%
Owner Occ. CRE 30%
Investor CRE 26%
C&I 27%
Cons. 14%

Total Loans: $1.8bn
Loans / Deposits: 86%

Total Deposits Composition

First Midwest



Money Market 18%
Now 19%
Time 14%
Savings 18%
Demand 31%

Average Deposits: $9.1bn

Standard Bancshares



Money Market 21%
Now 15%
Time 19%
Savings 12%
Demand 33%

Average Deposits: $2.1bn

Source: Company and Standard Bancshares regulatory filings.
Note: Financial data as of and for the quarter ended September 30, 2016.

Non-GAAP Financial Information

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practices within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which the Company believes are useful because they assist investors in assessing the Company's operating performance. These non-GAAP financial measures include pre-tax, pre-provision earnings, core earnings, core EPS, the efficiency ratio, adjusted non-interest expense, tax-equivalent net interest income (including its individual components), tax-equivalent net interest margin, tangible common equity to tangible assets, tangible common equity to risk-weighted assets, core return on average tangible common equity, and core return on average assets.

The Company presents pre-tax, pre-provision earnings, core earnings, core EPS, core return on average assets, the efficiency ratio, and adjusted noninterest expense. See "Certain Terms Used in This Presentation" and the "Non-GAAP Reconciliation" sections for detail regarding certain revenues, expenses, and significant transactions that are excluded from these metrics. Management believes excluding certain revenues, expenses, and significant transactions from these metrics are useful in assessing the Company's underlying operational performance since these certain revenues, expenses, and significant transactions do not pertain to its core business operations and their exclusion facilitates better comparability between periods.

The tax-equivalent adjustment to net interest income and net interest margin recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a 35% tax rate. Management believes that it is standard practice in the banking industry to present net interest income and net interest margin on a fully tax-equivalent basis and that it enhances comparability for peer comparison purposes.

In management's view, tangible common equity measures are capital adequacy metrics meaningful to the Company, as well as analysts and investors, in assessing the Company's use of equity and in facilitating comparisons with peers. These non-GAAP measures are valuable indicators of a financial institution's capital strength since they eliminate intangible assets from stockholders' equity.

Although intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. See the following reconciliations in the "Non-GAAP Reconciliation" section for details on the calculation of these measures to the extent presented herein.

Non-GAAP Reconciliation – Operating Metrics
($ in thousands)

	Years Ended 2012	Years Ended 2013	Years Ended 2014	Years Ended 2015	For the 12 Months Ended 3Q15	For the 12 Months Ended 3Q16
Tax-Equivalent Net Interest Income						
Net interest income	$ 265,668	$ 260,132	$ 276,852	$ 311,598	$ 309,405	$ 339,679
Tax-equivalent adjustment	13,249	12,297	11,737	10,679	11,108	9,073
Tax-equivalent net interest income[(1)]	$ 278,917	$ 272,429	$ 288,589	$ 322,277	$ 320,513	$ 348,752
Average interest-earning asset	$ 7,232,167	$ 7,410,606	$ 7,828,700	$ 8,766,864	$ 8,620,616	$ 9,567,362
Net interest margin	3.86%	3.68%	3.69%	3.68%	3.72%	3.65%
Fee Income Ratio						
Fee-based revenues	$ 97,323	$ 106,282	$ 111,081	$ 127,259	$ 122,696	$ 141,921
Tax-equivalent net interest income[(1)]	278,917	272,429	288,589	322,277	320,513	348,752
Total revenues for fee income ratio	$ 376,240	$ 378,711	$ 399,670	$ 449,536	$ 443,209	$ 490,673
Fee income ratio	25.9%	28.1%	27.8%	28.3%	27.7%	28.9%
Noninterest Expense to Average Assets						
Noninterest expense	$ 267,500	$ 256,737	$ 283,826	$ 307,216	$ 305,301	$ 333,574
Acquisition & integration related expenses	-	-	(13,872)	(1,389)	(9,294)	(8,199)
Noninterest expense, excluding acquisition & integration related expenses	$ 267,500	$ 256,737	$ 269,954	$ 305,827	$ 296,007	$ 325,375
Average Assets	$ 8,109,726	$ 8,278,439	$ 8,677,712	$ 9,702,051	$ 9,553,018	$ 10,542,529
Noninterest expense to average assets	3.30%	3.10%	3.27%	3.17%	3.20%	3.16%
Noninterest expense, excluding acquisition & integration related expenses to average assets	3.30%	3.10%	3.11%	3.15%	3.10%	3.09%

Source: Company filings
(1) Presented on a tax-equivalent basis, which reflects federal and state tax benefits.

Non-GAAP Reconciliation – Earnings
($ in thousands)

	Years Ended			Quarters Ended		
	2013	2014	2015	3Q15	2Q16	3Q16
Earnings						
Net income	$ 79,306	$ 69,306	$ 82,064	$ 23,284	$ 25,267	$ 28,402
Net income applicable to non-vested restricted shares	(1,107)	(836)	(882)	(226)	(290)	(324)
Net income applicable to common shares	78,199	68,470	81,182	23,058	24,977	28,078
Gain on sale of investment in Textura	(34,042)	-	-	-	-	-
Tax effect gain on sale of investment in Textura	13,617	-	-	-	-	-
Losses on early extinguishment of debt	1,034	-	-	-	-	-
Tax effect of losses on early extinguishment of debt	(414)	-	-	-	-	-
Gain on termination of FHLB commitments	(7,829)	-	-	-	-	-
Tax effect of gain on termination of FHLB commitments	3,132	-	-	-	-	-
Adjusted amortization of FDIC indemnification asset	1,500	-	-	-	-	-
Tax effect of adjusted amortization of FDIC indemnification asset	(600)	-	-	-	-	-
BOLI modification loss	13,312	-	-	-	-	-
Property valuation adjustments	-	-	8,581	-	-	-
Tax effect of property valuation adjustments	-	-	(3,432)	-	-	-
Acquisition and integration related expenses	-	13,872	1,389	-	618	1,172
Tax effect of acquisition and integration related expenses	-	(5,549)	(556)	-	(247)	(469)
Net gain on sale-leaseback transaction	-	-	-	-	-	(5,509)
Tax effect of net gain on sale-leaseback transaction	-	-	-	-	-	2,204
Core Earnings	$ 67,909	$ 76,793	$ 87,164	$ 23,058	$ 25,348	$ 25,476

Source: Company filings

Non-GAAP Reconciliation – EPS, ROATCE & ROAA
($ in thousands)

	Years Ended 2013	Years Ended 2014	Years Ended 2015	Quarters Ended 3Q15	Quarters Ended 2Q16	Quarters Ended 3Q16
EPS						
Net income applicable to common shares	$ 78,199	$ 68,470	$ 81,182	$ 23,058	$ 24,977	$ 28,078
Core earnings	67,909	76,793	87,164	23,058	25,348	25,476
Weighted-average common shares outstanding (basic)	73,984	74,484	77,059	77,106	80,383	80,396
Dilutive effect of common stock equivalents	10	12	13	13	13	13
Weighted-average diluted common shares outstanding	73,994	74,496	77,072	77,119	80,396	80,409
Basic EPS	$ 1.06	$ 0.92	$ 1.05	$ 0.30	$ 0.31	$ 0.35
Diluted EPS	1.06	0.92	1.05	0.30	0.31	0.35
Core EPS	$ 0.92	$ 1.03	$ 1.13	$ 0.30	$ 0.32	$ 0.32
Return on Average Tangible Common Equity						
Average stockholders' equity	$ 972,283	$ 1,043,566	$ 1,132,058	$ 1,134,967	$ 1,235,497	$ 1,261,702
Less: average intangible assets	(279,021)	(290,303)	(332,269)	(331,720)	(369,177)	(369,281)
Average tangible common equity	$ 693,262	$ 753,263	$ 799,789	$ 803,247	$ 866,320	$ 892,421
Core earnings	67,909	76,793	87,164	23,058	25,348	25,476
Intangibles amortization	3,278	2,889	3,920	973	1,245	1,245
Tax effect of intangibles amortization	(1,311)	(1,156)	(1,568)	(389)	(498)	(498)
Core earnings, excluding intangible amortization	$ 69,876	$ 78,527	$ 89,516	$ 23,642	$ 26,095	$ 26,223
Return on average tangible common equity ("ROATCE") [(1)]	11.6%	9.3%	10.4%	11.7%	11.9%	12.8%
Core ROATCE [(1)]	10.1%	10.4%	11.2%	11.7%	12.1%	11.7%
Return on Average Assets						
Average Assets	$ 8,278,439	$ 8,677,712	$ 9,702,051	$ 9,875,632	$ 10,968,516	$ 11,322,325
Return on average assets ("ROAA") [(1)]	0.94%	0.79%	0.84%	0.94%	0.93%	1.00%
Core ROAA	0.82%	0.88%	0.90%	0.94%	0.93%	0.90%

Source: Company filings
[(1)] Ratios for the quarters ended are annualized based on the actual number of days for each period presented.

Non-GAAP Reconciliation – PTPP Earnings
($ in thousands)

	Years Ended 2012	2013	2014	2015	LTM 3Q16
Pre-tax, pre-provision earnings					
Net (loss) income before income tax expense	$ (49,936)	$ 128,021	$ 100,476	$ 119,811	$ 132,008
Provision for loan losses	158,052	16,257	19,168	21,152	30,176
Total	108,116	144,278	119,644	140,963	162,184
Net interest income tax-equivalent adjustment	13,249	12,297	11,737	10,679	9,073
Property valuation adjustments	-	-	-	8,581	8,581
Acquisition and integration related expense	-	-	13,872	1,389	8,199
Net OREO expense	4,886	3,908	7,075	5,281	3,025
Securities gains (losses)	921	(34,164)	-	-	-
Losses on early extinguishment of debt	558	1,034	-	-	-
Severance-related costs	1,155	2,207	-	-	-
BOLI modification loss	-	13,312	-	-	-
Gain on termination FHLB forward commitments	-	(7,829)	-	-	-
Adjusted amortization of FDIC indemnification asset	6,705	1,500	-	-	-
Gain, less related expenses, on bulk loan sales	(2,639)	-	-	-	-
Gain on acquisitions, net of integration costs	(2,486)	-	-	-	-
Net losses on assets held-for-sale and other	3,088	-	-	-	-
Pre-tax, pre-provision earnings	$ 133,553	$ 136,543	$ 152,328	$ 166,893	$ 191,062

Source: Company filings

First Midwest Bancorp, Inc.

Non-GAAP Reconciliation – NIE & Efficiency Ratio
($ in thousands)

	Years Ended 2012	Years Ended 2013	Years Ended 2014	Years Ended 2015	LTM 3Q16
Noninterest Expense					
Noninterest expense	$ 267,500	$ 256,737	$ 283,826	$ 307,216	$ 333,574
Acquisition & integration related expenses	-	-	(13,872)	(1,389)	(8,199)
Property valuation adjustments	-	-	-	(8,581)	(8,581)
Adjusted noninterest expense	$ 267,500	$ 256,737	$ 269,954	$ 297,246	$ 316,794
Efficiency Ratio Calculation					
Adjusted noninterest expense	$ 267,500	$ 256,737	$ 269,954	$ 297,246	$ 316,794
Net OREO expense	(10,521)	(8,547)	(7,075)	(5,281)	(3,025)
Total noninterest expense for efficiency ratio calculation	$ 256,979	$ 248,190	$ 262,879	$ 291,965	$ 313,769
Tax-equivalent net interest income [(1)]	$ 278,917	$ 272,429	$ 288,589	$ 322,277	$ 348,752
Fee-based revenues	97,323	106,282	111,081	127,259	141,921
Other income, excluding BOLI income	2,728	2,297	2,672	2,472	3,132
Net trading gains	1,627	3,189	-	-	-
Write-down of BOLI	-	13,312	-	-	-
BOLI income (loss)	1,307	(11,844)	2,873	4,185	3,598
Tax-equivalent adjustment of BOLI	871	979	1,915	2,790	2,399
Total revenues for efficiency ratio calculation	$ 382,773	$ 386,644	$ 407,130	$ 458,983	$ 499,802
Efficiency ratio	67.1%	64.2%	64.6%	63.6%	62.8%

Source: Company filings

(1) Presented on a tax-equivalent basis, which reflects federal and state tax benefits.

Non-GAAP Reconciliation – Capital
($ in thousands)

	Years Ended				As of	
	2012	2013	2014	2015	3Q15	3Q16
Risk-Based Capital Data						
Common stock	$ 858	$ 858	$ 882	$ 882	$ 882	$ 913
Additional paid-in capital	418,318	414,293	449,798	446,672	445,037	496,918
Retained earnings	786,453	853,740	899,516	953,516	944,209	1,003,271
Treasury stock, at cost	(249,076)	(240,657)	(233,566)	(226,413)	(226,641)	(218,436)
Goodwill and other intangible assets	(281,059)	(276,366)	(334,199)	(327,115)	(318,854)	(357,079)
Disallowed deferred tax assets	(82,979)	(47,144)	(30,638)	(1,902)	(2,889)	(383)
Common equity tier 1 ("CET1") [(1)]	592,515	704,724	751,793	845,640	841,744	925,204
Trust preferred securities	59,965	36,690	50,690	50,690	50,690	50,690
Other disallowed deferred tax assets	N/A	N/A	N/A	(2,868)	(4,334)	(255)
Tier 1 capital	652,480	741,414	802,483	893,462	888,100	975,639
Tier 2 capital	102,784	100,373	82,209	74,855	73,725	232,792
Total capital	$ 755,264	$ 841,787	$ 884,692	$ 968,317	$ 961,825	$ 1,208,431
Risk-weighted assets	$ 6,348,623	$ 6,794,666	$ 7,876,754	$ 8,687,864	$ 8,414,729	$ 9,867,406
Adjusted average assets	7,768,967	8,075,888	8,884,045	9,501,087	9,559,796	10,959,119
Total capital to risk-weighted assets	11.9%	12.4%	11.2%	11.1%	11.4%	12.3%
Tier 1 capital to risk-weighted assets	10.3%	10.9%	10.2%	10.3%	10.6%	9.9%
CET1 to risk-weighted assets [(1)]	9.3%	10.4%	9.5%	9.7%	10.0%	9.4%
Tier 1 capital to average assets	8.4%	9.2%	9.0%	9.4%	9.3%	8.9%

Source: Company filings

[(1)] Basel III Capital Rules became effective for the Company on January 1, 2015. These rules revise the risk-based capital requirements and introduce a new capital measure, CET1 to risk-weighted assets. As a result, ratios subsequent to December 31, 2014 are computed using the new rules and prior periods presented are reported using the regulatory guidance at that time.

Non-GAAP Reconciliation – TCE / TA
($ in thousands)

	Years Ended				As of	
	2012	2013	2014	2015	3Q15	3Q16
Tangible Common Equity						
Stockholders' equity	$ 940,893	$ 1,001,442	$ 1,100,775	$ 1,146,268	$ 1,147,669	$ 1,269,264
Less: goodwill and other intangible assets	(281,059)	(276,366)	(334,199)	(339,277)	(331,250)	(367,961)
Tangible common equity	$ 659,834	$ 725,076	$ 766,576	$ 806,991	$ 816,419	$ 901,303
Total assets	$ 8,099,839	$ 8,253,407	$ 9,445,139	$ 9,732,676	$ 9,935,046	$ 11,578,197
Less: goodwill and other intangible assets	(281,059)	(276,366)	(334,199)	(339,277)	(331,250)	(367,961)
Tangible assets	$ 7,818,780	$ 7,977,041	$ 9,110,940	$ 9,393,399	$ 9,603,796	$ 11,210,236
Tangible common equity to tangible assets	8.4%	9.1%	8.4%	8.6%	8.5%	8.0%

Source: Company filings

Certain Terms Used in This Presentation

Pre-Tax, Pre-Provision Earnings – Equals net income, calculated with net interest income on a fully tax-equivalent basis, and excludes the impact of the provision for credit losses, securities gains (losses), certain unusual, infrequent revenues and expenses, and certain significant transactions.

Core Earnings – Equals net income excluding the impact of certain significant transactions including, but not limited to, acquisition and integration related expenses associated with completed and pending acquisitions and property valuation adjustments related to strategic branch initiatives.

Core Deposits – Includes demand, savings, money market, and NOW accounts.

Net Interest Income – Equals the difference between interest income and fees earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, calculated on a fully tax-equivalent basis assuming a 35% tax rate.

Fee-based Revenues – Equals noninterest income we earn from fee-based businesses including, but not limited to, wealth management fees, deposit service charges, card-based fees, mortgage banking income, merchant servicing fees, and other service charges, commissions, and fees.

Noninterest Expense – Noninterest expense is the expense we incur to operate the Company, which includes salaries and employee benefits, net occupancy and equipment, professional services, and other costs.

Adjusted Noninterest Expense – Equals noninterest expense excluding acquisition and integration related expenses and property valuation adjustments related to strategic branch initiatives.

Core Return on Average Assets – Equals core earnings divided by average assets.

Core Return on Average Tangible Common Equity ("TCE") – Equals core earnings, excluding intangibles amortization expense, divided by TCE. TCE represents average stockholders' equity, less average goodwill and other intangible assets.

Core Earnings Per Share – Equals core earnings applicable to common shares divided by weighted-average diluted common shares outstanding.

Efficiency Ratio – The efficiency ratio expresses noninterest expense, excluding net OREO expense, as a percentage of tax-equivalent net interest income plus total fee-based revenues, other income, and tax-equivalent adjusted BOLI income. Net securities gains are excluded from the efficiency ratio. The ratio also excludes certain significant transactions including, but not limited to, the effects of acquisition and integration related expenses and property valuation adjustments related to strategic branch initiatives.

Note: Unless otherwise indicated, all dollar amounts used in this presentation are in millions except per share information.
Refer to the non-GAAP reconciliations for detailed calculations.

Forward-Looking Statements

This presentation may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "probable," "potential," "possible," "target," "continue," "look forward" or "assume" and words of similar import. Forward-looking statements are not historical facts but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this presentation, and First Midwest undertakes no obligation to update any forward-looking statements contained in this presentation to reflect new information or events or conditions after the date hereof.

Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and Standard Bancshares; requisite stockholder and regulatory approvals; credit and interest rate risks associated with First Midwest's and Standard Bancshares' respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Standard Bancshares operate or anticipate doing business, may be less favorable than expected, new regulatory or legal requirements or obligations, and other risks, uncertainties and assumptions identified under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in First Midwest's Annual Report on Form 10-K for the year ended December 31, 2015, as well as First Midwest's subsequent filings made with the Securities and Exchange Commission (the "SEC"). However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could impact First Midwest's business and financial performance and pending or consummated acquisition transactions, including the proposed acquisition of Standard Bancshares.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Standard Bancshares, First Midwest has filed a registration statement on Form S-4 (file no. 333-213532) with the SEC. The registration statement includes a joint proxy statement of First Midwest and Standard Bancshares, which also constitutes a prospectus of First Midwest, that First Midwest and Standard Bancshares have sent to their respective shareholders. Investors and shareholders are advised to read the joint proxy statement/prospectus because it contains important information about First Midwest, Standard Bancshares and the proposed transaction. This document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest's website at www.firstmidwest.com under the tab "Investor Relations" and then under "SEC Filings." Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Standard Bancshares, Inc. upon written request to Standard Bancshares, Inc., Attn: Lawrence P. Kelley, President and Chief Executive Officer, 7800 West 95th Street, Hickory Hills, Illinois 60457 or by calling (708) 499-2000.

Participants in this Transaction

First Midwest, Standard Bancshares and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of First Midwest and Standard in connection with the proposed Standard Bancshares transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus regarding the proposed Standard Bancshares transaction. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and First Midwest's annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016. The definitive proxy statement and annual report can be obtained free of charge from the SEC's website at www.sec.gov.

First Midwest Bancorp, Inc.

Contact Information

Paul F. Clemens
Executive Vice President
& Chief Financial Officer
paul.clemens@firstmidwest.com
630-875-7347

James M. Roolf
Senior Vice President
& Corporate Relations Officer
jim.roolf@firstmidwest.com
630-875-7533